

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3010

January 22, 2010

Charles B. Lebovitz
Chief Executive Officer
2030 Hamilton Place Blvd
Suite 500
Chattanooga, TN 37421

> **Re: CBL & Associates Properties, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Proxy Statement on Schedule 14A**
> **Filed on March 27, 2009**
> **File No. 001-12494**

Dear Mr. Lebovitz:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3414 with any other questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant